SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

China Energy Ventures Corp.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

16938B 10 8
(CUSIP Number)

Mitzi Murray CHINA ENERGY VENTURES CORP. 1980-440-2 Avenue SW Calgary, Alberta, Canada T2P 5E9 403-234-8885
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2003
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
Heysel, Matthew N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
N/A
3	SEC USE ONLY

4	SOURCE OF FUNDS
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Canadian
	7	SOLE VOTING POWER
NUMBER OF		2,481,600
SHARES	8	SHARED VOTING POWER
BENEFICIALLY		-0-
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH		2,481,600
REPORTING	10	SHARED DISPOSITIVE POWER
PERSON WITH		-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,481,600
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
6.2%
14	TYPE OF REPORTING PERSON*
IN

Item 1

Security and Issuer:

This filing relates to the common stock of China Energy Ventures Corp., whose principal executive offices are located at 1002, Building C, Huiyuan Apartment, Asia Game Village, Beijing, China 100101.

Item 2

Identity and Background:

Mr. Matthew Heysel (the “Reporting Person” or “Mr. Heysel”), a Canadian citizen, is the Chairman and Chief Executive Officer China Energy Ventures Corp. and conducts the business of China Energy Ventures Corp. from both it’s principal executive offices in China and its investor relations/regulatory administrative offices in Canada located at 1980-44-2 Avenue SW, Calgary, Alberta, T2E 4J2.  Mr. Heysel has been the Chairman and Chief Executive Officer of China Energy Ventures Corp. since April 2000.  During the last five years, Mr. Heysel has neither been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.

  Source and Amount of Funds or Other Consideration:

The Reporting Person acquired 1,923,750 shares of the Company’s Common Stock on June 8, 2000 as part of a share exchange in connection with the Company acquiring the outstanding shares of China Broadband (BVI) Corp.  The Reporting Person acquired an additional 557,850 shares of the Company’s Common Stock on the open market between March and October of 2001.  Of the 2,481,600 shares of the Company’s Common Stock beneficially owned by the Reporting Person, 30,467 shares are held directly by the Reporting Person, 547,000 shares are held by Big Sky Holdings Ltd. and 1,903,883 shares are held by M.H. Financial Management Ltd.  The Reporting Person owns 51% of the issued and outstanding shares of Big Sky Holdings Ltd., 25% of the issued and outstanding shares (100% of the voting stock) of M.H. Financial Management Ltd. and is an officer and director of Big Sky Holdings Ltd. and MH Financial Management.

Item 4.  Purpose of Transaction

The purpose of the transaction in the stock is investment.  The Reporting Person has no personal proposals which relate to or would result in the acquisition or disposition of any additional securities of the Company, an extraordinary corporate transaction, a sale or transfer of any material assets of the Company or any of its subsidiaries, any change in the present board of directors or management of the Company, or any other change to the Company’s present capitalization, dividend policy, business, corporate structure, charter, by-laws, related instruments, or change causing the Company’s common stock to cease to be authorized to be quoted on the Over-the-Counter-Bulletin-Board.

Item 5.

  Interest in Securities of the Issuer

As of the date hereof, the Reporting Person beneficially owns 2,481,600 shares of the Company's Common Stock, comprising 6.2% of the issued and outstanding Common Stock of the Company.  The percentage used herein is calculated based upon the 39,944,744 issued and outstanding shares of Common Stock of the Company. The Reporting Person has voting and dispositive control with respect to 2,481,600 shares of the Company’s Common Stock.

In the sixty days prior to the date of this filing, the Reporting Person did not engage in any transactions involving the Company’s common stock.

Item 6.

  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Person executed a Resolution whereby he and several other parties related to the Company pledged not to sell, assign or encumber the shares held by them as of December 1, 2003 for a period of thirty-six months.

Item 7.

  Material to Be Filed as Exhibits

Exhibit	Description
1	Resolution regarding the selling, assigning and encumbering of the Company’s Common Stock

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 12, 2004
(Date)
/s/ Matthew Heysel
(Signature)
Matthew Heysel /Chairman & C.E.O.
(Name/Title)